

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2022

Christopher Stewart
Chief Financial Officer
Bionano Genomics, Inc.
9540 Towne Centre Drive
Suite 100
San Diego, CA 92121

   Re: Bionano Genomics, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2021
     Form 8-K filed on October 19, 2021
     File No. 001-38613

Dear Mr. Stewart:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 106

1. Consistent with Item 307 or Regulation S-K, please amend your filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report - i.e., December 31, 2021.

Christopher Stewart
Bionano Genomics, Inc.
June 23, 2022
Page 2

<u>Form 8-K filed on October 19, 2021</u>

<u>Exhibits</u>

2.   We note from Item 9.01 that you acquired BioDiscovery, LLC for $75 million in October 2021. Please provide to us your significance calculations under Rule 3-05 of Regulation S-X for this acquisition. To the extent that separate financial statements are required to be included under Rule 3-05 of Regulation S-X, please revise to include these financial statements and the related pro forma financial statements under Article 11 of Regulation S-X.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Gary Newberry at (202) 551-3761 or Tara Harkins, Senior Accountant, at (202) 551-3639 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences